Exhibit (a)(1)(D)

Offer to Purchase for Cash Up to $250,000,000 in Value of Shares by

FS Investment Corporation

of its Shares of Common Stock at a Purchase Price

Not Greater Than $11.00 or Less Than $10.35 Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 28, 2014, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

April 16, 2014

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

On April 16, 2014, FS Investment Corporation, an externally managed, non-diversified, closed-end management investment company incorporated in Maryland that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Company”), listed its shares of common stock, par value $0.001 per share (the “Shares”), on the New York Stock Exchange LLC (“NYSE”) under the symbol “FSIC.” The listing provides the Company’s stockholders a security that may be sold at a price determined by the market on any day the NYSE is open for trading.

We have been appointed by the Company to act as the Dealer Manager in connection with the Company’s offer to purchase for cash up to $250,000,000 in value of its Shares, at a price specified by the tendering stockholders of not greater than $11.00 or less than $10.35 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated April 16, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Promptly after the Expiration Date, assuming the conditions to the Offer have been satisfied or waived, the Company will determine a single price per Share (the “Purchase Price”), which will be not more than $11.00 and not less than $10.35 per Share, that it will pay, subject to proration, for Shares properly tendered in the Offer and not properly withdrawn, and accepted for payment, taking into account the number of Shares tendered pursuant to the Offer and the prices specified by the tendering stockholders. The Purchase Price will be the lowest price per Share (in increments of $0.05) of not more than $11.00 and not less than $10.35 per Share, at which Shares have been properly tendered or have been deemed to be tendered in the Offer, that will enable the Company to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn having an aggregate purchase price of up to $250,000,000 or such lesser number if less than $250,000,000 in value of Shares are properly tendered in the Offer after giving effect to any Shares properly withdrawn. The Company will not accept Shares subject to conditional tenders, such as acceptance of all or none of the Shares tendered by any tendering stockholder. No fractional Shares will be purchased in the Offer.

All Shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether or not any stockholder tendered at a lower price. However, because of the proration provisions described in the Offer to Purchase, all of the Shares properly tendered and not properly withdrawn at or below the Purchase Price may not be purchased if those Shares have an aggregate purchase price in excess of $250,000,000. Only Shares properly tendered at prices at or below the Purchase Price, and not properly withdrawn, will be eligible to be purchased. Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date.

Upon the terms and subject to the conditions of the Offer, if the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $250,000,000, the Company will purchase Shares from all stockholders who properly tender Shares at or below the Purchase Price, on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional Shares, until the Company has purchased Shares resulting in an aggregate purchase price of up to $250,000,000. See Sections 1, 3, 4 and 5 of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase, dated April 16, 2014;

2.

Letter of Transmittal and the IRS Form W-9 for your use in accepting the Offer and tendering Shares of, and for the information of, your clients (photocopied forms with original signatures may be used to tender Shares, facsimile signatures will not be accepted);

3.

Letter to Clients, for you to send to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such clients’ instructions with regard to the Offer;

4.

Notice of Guaranteed Delivery with respect to Shares, to be used to accept the Offer if the procedures for book-entry transfer cannot be completed on a timely basis or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary (as defined in the Offer to Purchase) prior to the Expiration Date; and

5.	Return envelope addressed to the Depositary.

The conditions of the Offer are described in Section 6 of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on May 28, 2014, unless the Offer is extended or withdrawn. Under no circumstances will the Company pay interest on the Purchase Price (as such term is defined in the Offer to Purchase), even if there is any delay in making payment.

For Shares to be tendered properly pursuant to the Offer:

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a book-entry confirmation of the deposit of the Shares into the Paying Agent’s (as defined in the Offer to Purchase) account at The Depositary Trust Company (“DTC”) if Shares are tendered through DTC’s Automatic Tender Offer Program system, a properly completed and duly executed Letter of Transmittal (or originally signed photocopy of the Letter of Transmittal (facsimile signatures will not be accepted) including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

¡	the tendering stockholder must, prior to the Expiration Date, comply with the guaranteed delivery procedures set forth in the Offer to Purchase.

Although the Company’s Board of Directors has authorized the Offer, none of the Company, any member of the Company’s Board of Directors, FB Advisor, GDFM, the Dealer Manager, the Paying Agent, the Depositary, the Information Agent (each as defined in the Offer to Purchase) or any of their respective affiliates has made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their Shares or as to the price or prices at which they may choose to tender their Shares. Your clients must make their own decisions as to whether to tender their Shares, how many Shares to tender and the price or prices at which their Shares should be tendered. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and the Letter of Transmittal including the purposes and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decisions with their tax advisors, financial advisors and/or brokers.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Dealer Manager, the Paying Agent, the Depositary and the Information Agent, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).

If you have any questions regarding the Offer, please contact the Dealer Manager (institutional stockholders) or the Information Agent (retail stockholders), each at the telephone numbers and addresses set forth below. If you require additional copies of the Offer to Purchase, the Letter of Transmittal or the other documents related to the Offer, please contact the Information Agent at the telephone numbers and address set forth below.

The Depositary and Paying Agent for the Offer is:

Computershare

By registered, certified, express or first class mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940	By overnight courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Facsimile (for withdrawals only): (617) 360-6810

The Dealer Manager for the Offer is:

Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

Call: (212) 214-6400

Call Toll Free: (877) 450-7515

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

(888) 566-3252 (Toll Free) or

via email at fsinvestment@georgeson.com

Banks and Brokerage Firms please call:

(800) 223-2064

Very truly yours,

Wells Fargo Securities, LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, FB Advisor, GDFM, the Dealer Manager, the Paying Agent, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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